[redacted]

SECURI 13025867 SSION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 17 2013
DIVISION OF TR... MARKETS

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53339

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harbor Funds Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 S. Wacker Drive, 34th Floor
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Mierwinski (312) 443-4475
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

155 N. Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

SECURITIES & EXCHANGE COMMISSION
RECEIVED
FEB 20 2013
CHICAGO REGIONAL OFFICE

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Anmarie S. Kolinski, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Harbor Funds Distributors, Inc., as of December 31, 20 12, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Anmarie Kolinski

Anmarie Kolinski
Executive Vice President and Treasurer
Title

Linda M Darling
Notary Public

Official Seal
Linda M Darling
Notary Public State of Illinois
My Commission Expires 04/30/2014

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Statement Regarding Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (separately bound as per Rule 17a-5(e)(4)).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Supplementary Report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harbor Funds Distributors, Inc.

Financial Statements, Other Financial Information, and Supplementary Report

Year Ended December 31, 2012

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Harbor Funds Distributors, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Harbor Funds Distributors, Inc. (the Company) (a wholly owned subsidiary of Harbor Capital Advisors, Inc.), which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harbor Funds Distributors, Inc. at December 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The other information contained is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst + Young LLP

Chicago, Illinois
February 11, 2013

Harbor Funds Distributors, Inc.

Statement of Financial Condition

December 31, 2012

Assets	
Cash and cash equivalents	$ 4,870,933
Due from affiliates	2,007,850
Federal income tax receivable	7,000
State income tax receivable	20,294
Prepaid expenses and other assets	116,795
Deferred tax asset	19,500
Total assets	$ 7,042,372
Liabilities and stockholder's equity	
Liabilities:	
Due to affiliates	$ 46,386
Accrued 12b-1 fees	2,141,556
Total liabilities	2,187,942
Stockholder's equity:	
Common stock, 1,000 shares authorized, issued, and outstanding	10
Additional paid-in capital	3,157,591
Retained earnings	1,696,829
Total stockholder's equity	4,854,430
Total liabilities and stockholder's equity	$ 7,042,372

See accompanying notes.

Harbor Funds Distributors, Inc.

Statement of Income

Year Ended December 31, 2012

Revenues	
Fees – 12b-1	$ 22,080,554
Dividend income	6,403
Total revenues	22,086,957
Expenses	
Fees – 12b-1	21,630,737
Filing fees	147,449
Other	117,074
Total expenses	21,895,260
Income before provision for income taxes	191,697
Provision for income taxes – current	69,700
Provision for income taxes – deferred	3,000
Total provision for income taxes	72,700
Net income	$ 118,997

See accompanying notes.

Harbor Funds Distributors, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2012

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2011	$ 10	$ 3,157,591	$ 1,577,832	$ 4,735,433
Net income	–	–	118,997	118,997
Balance at December 31, 2012	$ 10	$ 3,157,591	$ 1,696,829	$ 4,854,430

See accompanying notes.

Harbor Funds Distributors, Inc.

Statement of Cash Flows

Year Ended December 31, 2012

Operating activities	
Net income	$ 118,997
Adjustments to reconcile net income to net cash used in operating activities:	
Deferred income taxes	3,000
Changes in operating assets and liabilities:	
Due from affiliates	(427,953)
Federal income tax	(12,000)
State income tax receivable	7,800
Prepaid expenses and other assets	12,202
Due to affiliates	(10,769)
Accrued 12b-1 fees	246,733
Net cash used in operating activities	(61,990)
Net decrease in cash and cash equivalents	(61,990)
Cash and cash equivalents at beginning of year	4,932,923
Cash and cash equivalents at end of year	$ 4,870,933
Supplemental disclosure of cash flow information	
Cash paid during the year for income taxes	$ 74,200

See accompanying notes.

1. Description of Business

Harbor Funds Distributors, Inc. (the Company) is a wholly owned subsidiary of Harbor Capital Advisors, Inc. (Harbor). The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and serves as the principal distributor of certain mutual funds where Harbor serves as the investment adviser.

2. Significant Accounting Policies

Cash Equivalents

The Company considers all short-term investments with a maturity of three months or less at the date of purchase and investments in money market mutual funds to be cash equivalents. Money market mutual funds are carried at market value based on the reported net asset value per share of the respective fund.

Due From/To Affiliates

The Company's due from affiliates balance is related to 12b-1 fees earned from Harbor Funds, a series of publicly offered U.S. mutual funds.

The Company's due to affiliates is primarily related to amounts owed to Harbor for certain direct expenses paid on the Company's behalf.

Revenue Recognition

12b-1 fee revenue is earned from Harbor Funds to cover allowable distribution and marketing expenses for those funds. The fee is 25 basis points on average daily net assets under management in the administrative and investor share classes of Harbor Funds, where applicable. 12b-1 fee revenue is recognized in the period services are rendered.

Harbor
FUNDS DISTRIBUTORS, INC.

February 19, 2013

SECURITIES & EXCHANGE COMMISSION
RECEIVED
FEB 20 2013
CHICAGO REGIONAL OFFICE

Via Federal Express

Securities and Exchange Commission
Chicago Regional Office
175 W. Jackson Blvd.
Suite 900
Chicago, IL 60604

RE: Harbor Funds Distributors, Inc.
CRD No. 113506 - SEC 8-5339

Ladies/Gentlemen:

Enclosed for filing on behalf of Harbor Funds Distributors, Inc. is a copy of their audited financial statements for the period ending December 31, 2012.

If you need any additional information, please contact the undersigned at 617-279-2568 or sue.deroche@harborfunds.com.

Please acknowledge receipt by stamping the enclosed copy of this letter and returning it in the postage prepaid envelope provided.

Sincerely,

Susan A. DeRoche

Susan A. DeRoche
Senior Vice President